8/10


05010327

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fuji Heavy Industries Ltd

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 1132 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/10/05

Consolidated Financial Results for Fiscal 2005

May 12, 2005

For Immediate Release

Company Name : **Fuji Heavy Industries Ltd.**

Name of Stock Exchange : Tokyo Stock Exchange (First section)

Code No. : 7270

Location of Head Office : Tokyo, Japan

URL : http://www.fhi.co.jp/fina/index.html

Representative : Mr. Kyoji Takenaka, President and CEO

Contact for Inquiries : Mr. Shunji Yonekura, General Manager of Administration Department
Tel: (03) 3347-2005

Date of the Board of Directors Meeting Held for the Approving the Financial Results: May 12, 2005

Name of the Parent Company: General Motors Corporation (Code No.: –)

Percentage of the Shares Held by the Parent Company: 20.3 %

Adoption of US Generally Accepted Accounting Principles: No

1. Performance in Fiscal 2005 (from April 1, 2004 to March 31, 2005)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified.

(1) Consolidated Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income	
Fiscal 2005	¥ 1,446,491	(0.5 %)	¥ 42,017	(-16.5 %)	¥ 43,572	(-23.0 %)
Fiscal 2004	¥ 1,439,451	(4.9 %)	¥ 50,324	(-25.5 %)	¥ 56,614	(-3.3 %)

	Net income		Net income per share, basic (Yen)	Net income per share, diluted (Yen)	Return on equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Fiscal 2005	¥ 18,238	(-52.8 %)	¥ 23.27	¥ 23.27	3.9 %	3.2 %	3.0 %
Fiscal 2004	¥ 38,649	(15.4 %)	¥ 50.62	¥ 49.66	8.9 %	4.2 %	3.9 %

Notes:
1. Equity loss from investments in affiliated companies : Fiscal 2005 : ¥ 378 million; Fiscal 2004 : ¥ – million
2. Average number of shares outstanding during the year : Fiscal 2005 : 778,995,784 shares; Fiscal 2004 : 760,337,498 shares
3. Accounting change : See "Change of Accounting Policy" section
4. Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior year.

(2) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Shareholders' equity	Shareholders' equity to total assets (%)	Shareholders' equity per share (Yen)
Fiscal 2005	¥ 1,357,459	¥ 471,149	34.7 %	¥ 604.51
Fiscal 2004	¥ 1,349,727	¥ 453,708	33.6 %	¥ 582.60

Note: Number of shares outstanding at end of the year : Fiscal 2005 : 779,207,882 shares
Fiscal 2004 : 778,489,633 shares

(3) Cash Flows

(Unit: Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the year
Fiscal 2005	¥ 57,327	(¥ 89,761)	¥ 26,199	¥ 131,685
Fiscal 2004	¥ 99,774	(¥ 127,140)	¥ 2,335	¥ 139,401

(4) Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: 68

Non-consolidated subsidiaries accounted for by the equity method: 4

Affiliated companies accounted for by the equity method: 1

(5) Changes in Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:

Newly included: 2
Newly excluded: –

Companies accounted for by the equity method:

Newly included: 5
Newly excluded: –

2. Projections for Fiscal 2006 (from April 1, 2005 to March 31, 2006)

(Unit: Millions of yen, except for per share figures)

	Net sales	Ordinary income	Net income
Half year	¥ 670,000	¥ 2,000	¥ 0
Full year	¥ 1,470,000	¥ 27,000	¥ 15,000

Reference: Projected net income per share (full year): ¥ 19.25

The above projections are made based on available information and assumptions as of May 12, 2005, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated. The assumptions used for the above projections are stated on page 9.

1. Condition of the FHI Group

As of March 31, 2005, the FHI Group consisted of Fuji Heavy Industries Ltd., 117 subsidiaries, 10 affiliated companies and 2 associated companies primarily engaged in operations related to the Group's automotive business, industrial machinery business, aerospace business and other services, producing a wide range of products.

The flow chart below illustrates the relationship that each subsidiary and affiliate maintains to the parent company.


*6 General Motors Corporation
(equity method)
*6 General Motors of Canada Limited
(equity method)
(Strategic alliance)
Flow of products and parts/components
Flow of services
Capital tie-up / Strategic alliance
Fuji Heavy Industries Ltd. (Manufacturing & Sales)
‹Automobiles›
‹Industrial Products›
‹Aerospace›
(Other)
Manufacturing Units
*1 Fuji Machinery Co., Ltd.
*1 Subaru Of Indiana Automotive, Inc.
*1 Kiryu Industrial Ltd.
*3 One Non-consolidated subsidiary
Sales and Manufacturing
*3 Two Non-consolidated subsidiaries
*5 Two Affiliates
Service-related and others
*1 Subaru Finance Co., Ltd.
Other 19 consolidated subsidiaries
*2 TUG INTERNATIONAL Co., Ltd.
*3 11 Non-consolidated subsidiaries
*4 Higashi-ebisu Logistics Center Co., Ltd.
*5 Three Affiliates
Research Organs
*1 Fuji Heavy Industries U.S.A. Inc.
*1 Subaru Research & Development, Inc.
*1 FICS Corporation
Sales Units
*1 Subaru of America, Inc.
*1 Subaru Canada, Inc.
*1 Tokyo Subaru Inc.
*1 Osaka Subaru Inc.
*1 Nagoya Subaru Car Co.
Other 41 consolidated subsidiaries
*2 SUBARU AUTO ACCESSORIES Co., Ltd.
*3 12 Non-consolidated subsidiaries
Manufacturing Units
*1 Robin Manufacturing U.S.A. Inc.
Sales and Manufacturing
*1 Fuji Robin Industries Ltd.
*3 One Non-consolidated subsidiaries
*5 Three Affiliates
Service-related
*3 Robin Service Co., Ltd.
Sales Units
*3 Robin America Inc.
*3 Robin Europe GMBH
Other two non-consolidated subsidiaries
Service-related and others
*3 Fuji Aircraft Maintenance Co., Ltd.
Other two non-consolidated subsidiaries
*5 One Affiliates
Sales and Manufacturing
Service-related and others
*1 Subaru Kosan Co., Ltd.
*2 Subaru System Service Co., Ltd.
*2 FUJI HOUREN Co., Ltd.
*3 Subaru Living Service Co., Ltd.
*3 Fuji Ecology Systems Co., Ltd.
Other five non-consolidated subsidiaries
Sales Units
Customers

*1 Consolidated subsidiaries
*2 subsidiaries within the scope of equity method
*3 Non-consolidated subsidiaries
*4 Affiliates within the scope of equity method
*5 Other affiliates
*6 Other associates

2. Management Policies

1. Basic Management Policies

The corporate philosophy of Fuji Heavy Industries Ltd. (FHI) consists of the following three principles:

(1) FHI will strive to create advanced technologies on an ongoing basis and provide customers with distinctive products that ensure the highest levels of quality and customer satisfaction.
(2) FHI will aim to promote continuously concord among people, society, and the environment while contributing to the prosperity of society.
(3) FHI will look to the future with a global perspective and aim to be a vibrant and progressive company.

Based on its corporate philosophies, FHI is redoubling its efforts to achieve its vision of being an appealing company with a strong market presence. The Company's most important management objective is to ensure a high level of customer satisfaction by developing unique products in our automobile, aerospace, industrial products, eco technologies business, and other divisions that only the Subaru brand and FHI are capable of offering. Through these and other corporate activities, the FHI Group is concentrating on developing and moving forward together with society and being an enterprise that provides a high level of satisfaction and lives up to the expectations of all stakeholders, including shareholders and customers.

2. Medium- to Long-Term Management Strategies

FHI has revised the Fuji Dynamic Revolution-1 (FDR-1) 5-year mid-term business plan established in fiscal 2002 and created a new 2-year plan titled Fuji Dynamic Revolution-1 Revised (FDR-1 Revised) in an effort to respond to the difficult business environment and improve performance.

The Fuji Dynamic Revolution-1 Revised plan is based on the approach of taking the customer's perspective in all areas from product development to sales and service organization, and the following key issues are addressed in order to improve profitability and increase enterprise value.

(1) Urgent total cost reduction

Together with improvements in our R&D capabilities and production organization in addition to further increases in quality, we will work to reduce process costs in all areas from product planning to development and sales through the sharing of parts and more efficient development.

(2) Restructure product planning

In addition to product development made from the customer's perspective, we will work to release products that satisfy the needs of the market in a timely fashion by speeding up development and improving efficiency in our operations.

(3) Restructure sales process and network

In addition to putting the customer first in sales and service, we will improve sales quality in Japan and utilize IT to standardize our distributors.

Overseas, we will steadily implement our regional strategy and improve our dealer network in the United States, while also gaining a foothold in regions such as Europe and Asia, and particularly in China and other emerging markets primarily by strengthening our sales network.

(4) Increase asset turnover

In internal companies other than the Subaru Automotive Business Unit such as the Aerospace Company and the Industrial Products Division, while profitability is showing signs of recovery, we will place emphasis on asset efficiency and thoroughly implement selection and concentration by clarifying the profitability of businesses, while working to increase profitability of the group as a whole and improve efficiency of management.

(5) Leaner corporate structure

By revising the assignment of personnel, we will concentrate management resources on profitable divisions while creating an organization able to swiftly address issues by streamlining indirect personnel and affiliated companies.

3. Basic Policy Regarding the Distribution of Profits

FHI views profit for its shareholders as a crucial managerial task and follows a basic policy of maintaining stable long-term dividends based on the comprehensive consideration of such factors as its earnings and its dividend payout ratio. FHI intends to use retained earnings to bolster its capital as well allocate these funds to the strengthening of its R&D, production, and sales/marketing framework and other such investment for the attainment of further future growth.

4. Management tasks for the Company

In line with "FDR-1 Revised", FHI is devoting all of its effort to improve profitability while responding to changes in the business environment in all phases of its operations, from product development through sales/marketing and service. The Company is working to be an appealing company with a strong market presence, and sees the enhancement of corporate value to be a key management issue.

Furthermore, we will step up our efforts as a company trusted by all stakeholders, including shareholders and customers, by actively conducting CSR (Corporate Social Responsibility) activities, in areas such as protection of the global environment and compliance.

5. Approach Regarding the Reduction of Investment Units

FHI recognizes creating an environment conducive to investment by investors as being a key issue, but the lowering of investment units will be considered a mid- to long-term issue while closely watching share prices.

6. Basic Policy on Corporate Governance and Implementation of Related Policies

(1) Basic Approach to Corporate Governance

FHI is working to strengthen its corporate governance policies to measure up to the trust and confidence placed in the Company by all its stakeholders, including shareholders and customers.

The Board of Directors meeting is responsible for making decisions on important matters related to the conduct of business operations, and the Board of Corporate Auditors meeting supervises and monitors this process.

The Board of Directors meeting is composed of eight directors who carry out prompt decision making regarding business operations. The Board of Corporate Auditors meeting is made up of four auditors who obtain reports on key issues and deliberate accordingly.

The Executive Management Board is established as the preliminary deliberative committee of the Board of Directors, and this organ deliberates on companywide management strategies and the execution of priority business operations.

(2) Implementation of Corporate Governance Policies

In June 1999, FHI introduced an executive officer system as a means to clarify administrative and executive responsibility for each business. In June 2002, further steps were taken to clarify the separation of the functions of management and execution as well as further accelerate management activities by reforming the management system through the adoption of an enterprise holding company system, structured around FHI's core automotive business and including the aerospace, industrial products and eco technology businesses.

In addition, to respond promptly and flexibly to the changes in a challenging business environment, and to enhance the corporate governance structure, the length of terms for directors and executive officers was shortened from two years to one year in June 2003.

In June 2004, based on a resolution passed by the Board of Directors meeting, the Executive Nomination Meeting that decides on the appointment of executive officers and the Executive Compensation Meeting that decides on compensation and performance evaluation of executive officers were established to improve transparency in management.

(3) Establishment of a Risk Management Framework

Risk management is implemented in FHI by the company's cross-divisional departments centered on the Strategy Development Division, which promote strong collaboration among each division to entirely improve risk management.

The Auditing Division systematically audits the business operations of each organization.

Furthermore, FHI has established and is operating a compliance system and organization positioned as the most fundamental portion of risk management conducive to the creation of an internal control system.

The core of this is the Compliance Committee, which performs the function of deliberating, making decisions and exchanging information on important compliance issues.

A compliance officer is also appointed in each division and company to create an organization that ensures meticulous implementation of compliance on a site-by-site basis.

Moreover, FHI is endeavoring to offer compliance education through the training of directors and employees and the distribution of internal publications.

7. Items Regarding the Parent Company

Trade name, etc. of the parent company, etc.

(March 31, 2005)

Parent Company, etc.	Relationship	Ratio of voting rights held by the parent company, etc.	Securities exchanges at which the shares of the parent company, etc. are listed
General Motors Corporation	Other company to which the listed company is affiliated	20.3 (20.3)	New York Stock Exchange (US) Chicago Stock Exchange (US) Pacific Stock Exchange (US) Philadelphia Stock Exchange (US) Toronto Stock Exchange (Canada) Frankfurt Stock Exchange (Germany) Düsseldorf Stock Exchange (Germany) Brussels Stock Exchange (Belgium) Paris Stock Exchange (France) London Stock Exchange (UK)

(Notes) 1. The figures in parentheses for the ratio of voting rights held by the parent company, etc. denotes the ratio held indirectly.

2. General Motors of Canada, Limited is a wholly owned subsidiary of the General Motors Corporation and has a direct investment in FHI.

3. Operating Results and Financial Condition

1. Overview of Fiscal 2004

The Japanese economy is generally displaying a solid recovery with improved corporate earnings and private capital investment, but continually high exchange rates and escalated prices for materials such as crude oil, led to continued uncertainty in the business environment. The American economy, which is a key overseas market, has continued to grow through high capital expenditure, but factors such as the high level of oil prices has led to a decline in consumer sentiment, and unpredictable elements remain. Amid such conditions, the Subaru Automotive Business Unit saw a decline in passenger cars sold within Japan, but the Subaru R2 minicar released at the end of last year contributed to sales throughout the year, resulting in an improvement from the previous year. Overseas, the effect of the all-new Legacy led to sales volume surpassing that of the previous year in all major areas. As a result, consolidated sales for the year rose ¥7 billion, or 0.5%, to ¥144.65 billion.

Despite efforts to lower various costs, operating income was ¥42.0 billion, down ¥8.3 billion, or 16.5%, compared with the previous fiscal year due to exchange rate differences and deterioration of the model mix, while ordinary income also fell ¥13.0 billion, or 23.0% to ¥43.6 billion. Moreover, net income fell ¥20.4 billion, or 52.8%, to ¥18.2 billion, due the write-down of inventory assets due to significant delays of particular projects in areas such as aircraft development and losses from the write-down on investment securities.

Results by Business Segment

Automobile Division

Although sales of the Impreza were bolstered by the victory in the WRC (FIA World Rally Championship) Rally Japan 2004 last September, but there was a decrease in sales of the flagship Legacy and Forester that were significantly affected by the redesign last year, resulting in the total number of registered vehicles in Japan falling by 7,000, or 6.4%, to 104,000 units last year.

Meanwhile, the Subaru R2 was awarded the "2005 RJC Car of the Year Special Award for the Best Minicar" and the "2004-2005 Car of the Year Best 10 Cars", and in addition to being highly evaluated for its salability the number of passenger minicars sold including the Subaru R1 and Pleo released this January significantly increased from the previous year's figures. The Sambar has also been continuing to perform well, and the total number of minicars sold rose by 16,000, or 11.6%, to 150,000 units.

As a result, overseas sales in Japan climbed 8,000 units, or 3.5%, to 254,000 units.

Overseas, the Impreza and Forester showed a decline, but sales of the all-new Legacy that began to gain momentum last June contributed together with OEM production to GM affiliated Saab Automobile, with the number of units increasing by 5,000 units, or 2.3%, to 210,000.

In European markets, sales of the all-new Legacy were solid, and sales of the new G3X Justy (an OEM vehicle) also made a significant contribution, with overall European sales increasing by 7,000 to 61,000, up 13.0%.

Furthermore, growth in sales of the all-new Legacy and sound performance of the Impreza and the Forester and led to sales of 35,000 units in Australia, an increase of 5,000 or 15.4% from the previous year.

As a result, total overseas sales rose by 22,000 units, or 7.2%, to 328,000 units, with the number including consignment production by the American manufacturing subsidiary increasing by 10,000, 3.0%, to 341,000.

FHI reported a year-on-year increase in combined sales volume in Japan and overseas (including consignment production by the American manufacturing subsidiary) of 18 thousand units, or 3.2%, with worldwide sales totaling 595 thousand units. In value terms, sales of the entire Automobile Division were up ¥2.9 billion, or 0.2% from the previous year, to ¥1,323.7 billion.

However, despite reductions in expenses including reductions in production costs, operating income decreased ¥11.2 billion, or 21.4%, to ¥40.9 billion, because of the adverse impact of foreign exchange rate movements, deterioration of the model mix, and other factors.

Industrial Products Division

Although sales decreased for pump engines, an increase in the number of new redesigned generators sold caused sales in the domestic market to exceed those for the previous year. For markets overseas, the company's marketing strategy targeting large accounts was effective, resulting in a rise in sales of engines for leisure vehicles and engines for industrial products in the U.S. market, which led to net sales significantly exceeding those for the previous year. As a result, total sales increased ¥4.5 billion, or 10.6%, to ¥47.1 billion, with operating income improving by ¥1.1 billion to ¥800 million (a loss of ¥3 million was recorded for the previous year).

Aerospace Division

Although there was a decrease in the number of UH-1J utility helicopters and unmanned target drones, increased sales of next generation fixed wing surveillance and transport aircraft (P-X/C-X) contributed to sales for products sold to the Japan Defense Agency exceeding the level recorded for the previous year. While sales in the commercial sector were affected by a decrease in deliveries of aircraft to Boeing and unfavorable exchange rate movements, the start of sales of perpendicular fins for the Airbus A380 and the delivery of a station-keeping test plane to the Japan Aerospace Exploration Agency resulted in sales exceeding the previous year's level. As a result, total sales increased ¥2.6 billion, or 4.6%, to ¥59.5 billion, with operating income improving by ¥500 million to ¥200 million (a loss of ¥3 million was recorded for the previous year).

Other Businesses

Sales fell for the Eco Technologies Company due to a fall in sales of Fuji Mighty sanitation trucks because of a reversal of the special demand stemming from emissions restrictions on diesel vehicles in the Tokyo metropolitan area that came into force last year.

FHI transferred operations of the House Division to an affiliate in April this year, and as a result, sales in other businesses declined ¥3.3 billion, or 121%, to ¥23.6 billion, but operating income improved by ¥900 million to a loss of ¥600 million (a loss of ¥1.5 billion was posted last year).

Results by Geographic Region

While there was a decrease in passenger cars (excluding minicars) in the automotive business in Japan due to the significant effect of the full model change to the Legacy implemented last year, minicars enjoyed solid performance and the total number of units sold exceeded that for the previous year. Overseas, exports to Europe and Australia were good, and sales rose ¥25.1 billion, or 2.3%, to ¥1,128.7 billion. Operating income also increased ¥2.8 billion, or 7.6%, to ¥40.5 billion due to reductions in various expenses including production costs.

In North America, the all-new Legacy that went on sale last June saw a steady increase in the number of units sold, but the Impreza and Forester dipped below the figures for the previous year, and this combined with interest rate losses to result in sales falling ¥45.2 billion, or 7.6%, to ¥546.8 billion. A loss of ¥6.7 billion was recorded for operating income (a loss of ¥1.1 billion was recorded for the previous year) due to factors such as initial expenses required for the introduction of the redesigned all-new Legacy and a deterioration of the model mix.

In Europe, sales of the all-new G3X Justy, an OEM vehicle, greatly exceeded sales for the previous year, resulting in sales increasing by ¥6.1 billion, or 66.8%, to ¥15.3 billion. Operating income also increased ¥100 million, or 41.7 to ¥400 million.

Cash Flows

Cash and cash equivalents (hereinafter, cash) at the end of the period under review amounted to ¥131.7 billion, a year on year decrease of ¥7.7 billion.

The factors accounting for this change in cash were as follows:

Cash flows from operating activities

Cash provided by operating activities for the consolidated fiscal year under review amounted to ¥57.3 billion, down ¥42.4 billion, with the principle sources of cash being net income before tax and other adjustments totaling ¥21.1 billion and depreciation amounting to ¥71.0 billion less the consolidation adjustment account totaling ¥31.7 billion, while expenses included a ¥11.3 billion decrease in accounts payable.

Cash flows from investing activities

The cash required by investing activities during the consolidated fiscal year under review totaled ¥89.8 billion, down ¥37.4 billion from the previous year due to factors such acquisitions of fixed assets increasing by ¥12.6 billion and revenue from sales of fixed assets fell by ¥2.2 billion, while as acquisitions of marketable securities decreased by ¥17.1 billion and sales of marketable securities rose by ¥7.2 billion, and revenue from the redemption of compulsory deposits amounting to ¥29.4 billion.

Cash flows from financing activities

Net cash provided by financing activities amounted to ¥26.2 billion, an increase of ¥23.9 billion from the previous year, as revenue from long-term borrowings increased by ¥44.6 billion while the net increase in commercial paper rose ¥11.0 billion and the net change in short-term borrowings decreased by ¥22.8 billion.

2. Forecast for Fiscal 2005

The outlook for the future remains uncertain due to factors such as the recovery of the domestic economy showing signs of slowing. Meanwhile, although solid growth can be expected in the American economy, there is a risk that the twin deficit will trigger a rise in the yen and the business environment surrounding FHI is expected to continue to be difficult due to increased prices of commodities such as crude oil.

Against this backdrop, the outlook for the next fiscal year is as follows:

Consolidated Forecast

Net sales: ¥1,470.0 billion (up 1.6% year-on-year)
Ordinary income: ¥27.0 billion (down 38.0% year-on-year)
Net income: ¥15.0 billion (down 17.8% year-on-year)

Forecast for the Parent Company

Net sales: ¥944.0 billion (down 0.6% year-on-year)
Ordinary income: ¥29.0 billion (down 7.4% year-on-year)
Net income: ¥10.0 billion (up 299.5% year-on-year)

* Consolidated performance projections are based on information currently available to the Company. Risks and uncertainties such as the global economic situation, market trends and exchange rate fluctuations are taken into account, and the forecast results are believed to be logical. As actual results may differ significantly from these forecasts, please refrain from basing investing and other decisions solely on these forecasts.

Consolidated Balance Sheets

(Unit: Millions of yen)

	Fiscal 2005 (as of March 31, 2005)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/(Decrease)
ASSETS			
Current assets	**649,070**	**654,879**	**(5,809)**
Cash and time deposits	40,742	46,684	(5,942)
Notes and accounts receivable, trade	116,278	122,724	(6,446)
Marketable securities	87,003	113,490	(26,487)
Inventories	175,087	179,338	(4,251)
Short-term loans	128,202	101,871	26,331
Deferred tax assets	34,859	34,149	710
Other	68,158	57,284	10,874
Allowance for doubtful accounts	(1,259)	(661)	(598)
Fixed assets	**708,389**	**694,848**	**13,541**
Property, plant and equipment, net	**543,726**	**509,743**	**33,983**
Buildings and structures	129,376	117,446	11,930
Machinery, equipment and vehicles	183,946	161,950	21,996
Land	170,809	166,518	4,291
Construction in progress	12,891	20,935	(8,044)
Other	46,704	42,894	3,810
Intangible assets	**43,211**	**40,453**	**2,758**
Investments and other assets	**121,452**	**144,652**	**(23,200)**
Investment securities	71,114	57,045	14,069
Long-term loans	5,976	4,918	1,058
Deferred tax assets	24,481	29,707	(5,226)
Other	22,632	57,938	(35,306)
Allowance for devaluation of investments	(41)	(280)	239
Allowance for doubtful accounts	(2,710)	(4,676)	1,966
Total assets	**1,357,459**	**1,349,727**	**7,732**

(Unit: Millions of yen)

	Fiscal 2005 (as of March 31, 2005)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/(Decrease)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	**610,311**	**603,231**	**7,080**
Notes and accounts payable, trade	190,790	193,186	(2,396)
Short-term borrowings	220,295	227,917	(7,622)
Commercial paper	22,000	10,000	12,000
Current portion of bonds	10,300	10,000	300
Accrued income taxes	8,872	5,092	3,780
Accrued expenses	74,326	69,784	4,542
Accrued bonus	15,277	17,165	(1,888)
Accrued warranty claims	20,490	26,959	(6,469)
Other	47,961	43,128	4,833
Long-term liabilities	**272,532**	**289,469**	**(16,937)**
Bonds	100,500	90,800	9,700
Long-term debts	59,095	40,279	18,816
Deferred tax liabilities on revaluation of land	478	478	—
Accrued pension and severance liability	59,002	61,654	(2,652)
Accrued directors' severance and retirement benefits	1,150	1,228	(78)
Consolidation adjustments	12,352	44,027	(31,675)
Other	39,955	51,003	(11,048)
Total liabilities	**882,843**	**892,700**	**(9,857)**
Minority interest in consolidated subsidiaries	**3,467**	**3,319**	**148**
Shareholders' equity			
Common stock	153,795	153,795	—
Capital surplus	160,071	160,107	(36)
Retained earnings	178,022	165,192	12,830
Revaluation reserve for land	421	421	—
Net unrealized holding gains on securities	16,945	10,291	6,654
Translation adjustments	(35,874)	(33,300)	(2,574)
Less treasury stock, at cost	(2,231)	(2,798)	567
Total shareholders' equity	**471,149**	**453,708**	**17,441**
Total liabilities and shareholders' equity	**1,357,459**	**1,349,727**	**7,732**

Consolidated Statements of Income

(Unit: Millions of yen)

	Fiscal 2005 (ended March 31, 2005)		Fiscal 2004 (ended March 31, 2004)		Changes Increase/(Decrease)
	Amount	Ratio of Total (%)	Amount	Ratio of Total (%)	Amount
Net sales	**1,446,491**	**100.0**	**1,439,451**	**100.0**	**7,040**
Cost of sales	1,107,718	76.6	1,085,716	75.4	22,002
Gross profit	338,773	23.4	353,735	24.6	(14,962)
Selling, general and administrative expenses	296,756	20.5	303,411	21.1	(6,655)
Operating income	**42,017**	**2.9**	**50,324**	**3.5**	**(8,307)**
Non-operating income	**14,096**	**1.0**	**17,943**	**1.2**	**(3,847)**
Interest and dividends income	2,393		2,081		312
Amortization of consolidation adjustments	6,868		4,912		1,956
Other	4,835		10,950		(6,115)
Non-operating expenses	**12,541**	**0.9**	**11,653**	**0.8**	**888**
Interest expenses	2,437		2,416		21
Loss on revaluation of derivatives	3,132		—		3,132
Equity loss from affiliated companies	378		—		378
Other	6,594		9,237		(2,643)
Ordinary income	**43,572**	**3.0**	**56,614**	**3.9**	**(13,042)**
Extraordinary gains	**2,261**	**0.2**	**8,353**	**0.6**	**(6,092)**
Gain on sale of fixed assets	1,417		2,600		(1,183)
Gain on sale of investment securities	541		4,564		(4,023)
Gain on prior period adjustment	—		1,049		(1,049)
Other	303		140		163
Extraordinary losses	**24,767**	**1.7**	**8,701**	**0.6**	16,066
Loss on sale and disposal of fixed assets	6,169		5,689		480
Loss on sale of investment securities	—		411		(411)
Loss on devaluation of securities	—		221		(221)
Loss on devaluation of inventories	8,122		—		8,122
Loss on compensation to suppliers	4,174		—		4,174
Pension and severance cost	—		1,268		(1,268)
Loss on discontinued operations	3,467		—		3,467
Other	2,835		1,112		1,723
Income before income taxes and minority interest	21,066	1.5	56,266	3.9	(35,200)
Income taxes-current	5,913	0.4	12,030	0.8	(6,117)
Income taxes-deferred	(3,264)	(0.2)	5,603	0.4	(8,867)
Minority interest in (income) loss of consolidated subsidiaries	(179)	(0.0)	16	0.0	(195)
Net income	**18,238**	**1.3**	**38,649**	**2.7**	**(20,411)**

Consolidated Statements of Retained Earnings

(Unit: Millions of yen)

	Fiscal 2005 (ended March 31, 2005)		Fiscal 2004 (ended March 31, 2004)	
(Capital surplus)				
Balance at beginning of the year		160,107		150,766
Increase				
Conversion of convertible bonds	—		9,305	
Gain on disposal of treasury stock	—	—	36	9,341
Decrease				
Loss on disposal of treasury stock	36	36	—	—
Balance at end of the year		160,071		160,107
(Retained earnings)				
Balance at beginning of the year		165,192		133,186
Increase				
Increase in the number of companies accounted for by the equity method	1,496		—	
Net income	18,238		38,649	
Other	343	20,077	405	39,054
Decrease				
Dividends	7,013		6,846	
Bonus to directors and statutory auditors	157		171	
Loss on disposal of treasury stock	77		—	
Other	—	7,247	31	7,048
Balance at end of the year		178,022		165,192

Consolidated Statements of Cash Flows

(Unit: Millions of yen)

	Fiscal 2005 (ended March 31, 2005)	Fiscal 2004 (ended March 31, 2004)	Changes Increase/(Decrease)
1. Cash flows from operating activities			
Income before income taxes and minority interest	21,066	56,266	(35,200)
Depreciation and amortization	71,010	71,112	(102)
Increase in allowance for doubtful accounts	732	1,083	(351)
Increase (decrease) in accrued warranty claims	(6,437)	4,171	(10,608)
Increase (decrease) in accrued pension and severance liability	(2,730)	73	(2,803)
Interest and dividends income	(2,393)	(2,081)	(312)
Amortization of consolidation adjustments (non-operating income and extraordinary gains)	(31,675)	(4,912)	(26,763)
Interest expenses	2,437	2,416	21
Loss on revaluation of derivatives	3,132	—	3,132
Equity loss from affiliated companies	378	—	378
Gain on sale of fixed assets	(1,417)	(2,600)	1,183
Gain on sale of investment securities	(541)	(4,564)	4,023
Gain on prior period adjustment	—	(1,049)	1,049
Loss on sale and disposal of fixed assets	6,169	5,689	480
Loss on sale of investment securities	—	411	(411)
Loss on devaluation of securities	—	221	(221)
Loss on discontinued operations	3,467	—	3,467
Loss on compensation to suppliers	4,174	—	4,174
Decrease in notes and accounts receivable, trade	5,353	1,191	4,162
(Increase) decrease in inventories	(11,272)	5,889	(17,161)
Increase (decrease) in notes and accounts payable, trade	33	(13,979)	14,012
Other, net	2,225	(753)	2,978
Sub total	63,711	118,584	(54,873)
Interest and dividends received	2,406	2,099	307
Interest paid	(2,432)	(2,361)	(71)
Income taxes paid	(6,197)	(18,374)	12,177
Bonus paid to directors and statutory auditors	(161)	(174)	13
Net cash provided by operating activities	57,327	99,774	(42,447)
2. Cash flows from investing activities			
Purchase of marketable securities	(37,119)	(54,192)	17,073
Proceeds from sale of marketable securities	50,474	43,239	7,235
Acquisition of shares of newly consolidated subsidiary	—	(1,859)	1,859
Purchases of property, plant and equipment	(137,998)	(125,351)	(12,647)
Proceeds from sale of property, plant and equipment	36,411	38,634	(2,223)
Purchases of intangible assets	(8,009)	(8,070)	61
Purchases of investment securities	(7,690)	(11,718)	4,028
Proceeds from sale of investment securities	5,395	11,178	(5,783)
Disbursement of loans receivable	(122,633)	(90,041)	(32,592)
Collection of loans receivable	101,195	70,101	31,094
Proceed from withdrawal of restricted collateral cash	29,390	—	29,390
Other, net	823	939	(116)
Net cash used in investing activities	(89,761)	(127,140)	37,379
3. Cash flows from financing activities			
Net increase (decrease) in short-term borrowings	(1,102)	21,662	(22,764)
Net increase in commercial paper	12,000	1,000	11,000
Proceeds from long-term debts	49,867	5,269	44,598
Repayments on long-term debts	(37,166)	(28,635)	(8,531)
Issuance of bonds	20,000	20,000	—
Redemption of bonds	(10,000)	(10,129)	129
Purchase of treasury stock	(399)	(49)	(350)
Proceeds from disposal of treasury stock	24	70	(46)
Dividends paid	(7,013)	(6,846)	(167)
Other	(12)	(7)	(5)
Net cash provided by financing activities	26,199	2,335	23,864
4. Effect of exchange rate changes on cash and cash equivalents	**(1,481)**	**(5,512)**	**4,031**
5. Net decrease in cash and cash equivalents	**(7,716)**	**(30,543)**	**22,827**
6. Cash and cash equivalents at beginning of the year	**139,401**	**169,944**	**(30,543)**
7. Cash and cash equivalents at end of the year	**131,685**	**139,401**	**(7,716)**

Basis of Consolidated Financial Statements and Summary of Significant Accounting Policies

1. Scope of Consolidation and Application of the Equity Method

(1) Consolidated subsidiaries: 68

Domestic subsidiaries:	49	Fuji Robin Industries Ltd., Ichitan Co., Ltd., TOKYO SUBARU, Inc. and 46 other subsidiaries
Foreign subsidiaries:	19	Subaru of Indiana Automotive, Inc., Subaru of America, Inc. and 17 other subsidiaries

(2) Companies accounted for by the equity method: 5

Domestic companies:	5	Subaru Auto Accessory Co., Ltd., Subaru System service Co., Ltd. and 3 other companies

2. Changes in Scope of Consolidation and Application of the Equity Method

(1) Consolidated subsidiaries:

Increase:	2	GPVM and 70 WEST RECEIVABLE COMPANY, LLC
Decrease:	–	

(2) Companies accounted for by the equity method:

Increase:	5
Decrease:	–

From this fiscal year, Subaru Auto Accessory Co., Ltd., Subaru System Service Co., Ltd. and 3 other companies have been accounted for by the equity method due to their increased influence on the consolidated financial statements.

3. Fiscal Year-end of Consolidated Subsidiaries

The fiscal year-end of the consolidated domestic subsidiaries is the same as that of the parent company, while the fiscal year-end of the consolidated foreign subsidiaries is December 31. Although these foreign subsidiaries are included based on their fiscal year ended December 31, significant transactions that incurred for the period between December 31 and March 31 are reflected in the consolidated financial statements.

4. Accounting Policies

(1) Method and basis for valuation of significant assets

1. Marketable securities and investment securities:

   Held-to-maturity debt securities: The amortized interest cost method (the straight-line method)

   Other securities:

   a) Securities for which fair market value is available: Stated at fair value as of the balance sheet date with unrealized holding gains and losses included as a component of shareholders' equity until realized. Realized gains and losses on sale of securities are principally computed using the moving-average method.

   b) Securities for which fair market value is not available: Stated principally at cost as determined by the moving-average method, after devaluation for any permanent impairment.

2. Derivative financial instruments: Stated at fair value.

3. Inventories:

   Finished products: Stated principally at cost determined by the moving-average method.

   Other inventories: Stated principally at cost determined by the first-in, first-out method.

(2) Depreciation/Amortization method of fixed assets

1. Property, plant and equipment:

   Depreciation of the property, plant and equipment of the Company and consolidated domestic subsidiaries is principally computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied. Depreciation of the property, plant and equipment of consolidated foreign subsidiaries is computed by the straight-line method in accordance with the accounting principles generally accepted in each country.

   Estimated useful lives for depreciable assets are as follows:

Building and structures:	7~50 years
Machinery, equipment and vehicles:	2~11 years

2. Intangible assets:

   Goodwill is amortized by the straight-line method based on the accounting principles generally accepted in the respective countries of domicile. However, goodwill of the consolidated subsidiary in the U.S. is not amortized in accordance with SFAS 142, while other identifiable intangible assets are amortized by the straight-line method.

   Computer software used internally by the Company and consolidated subsidiaries is amortized by the straight-line method over the relevant economic useful lives (3 or 5 years).

(3) Basis for significant accruals and reserves

1. Allowance for doubtful accounts:

    Allowance for doubtful accounts is provided based on the amount calculated as the actual ratio of bad debt for ordinary receivables, and an amount required for uncollectible account for specific doubtful receivables.

2. Allowance for devaluation of investments:

    Allowance for devaluation of investments is provided for losses from decrease in the value of investment securities for which fair value is not available and investments in non-consolidated subsidiaries and affiliated companies based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

3. Accrued bonus:

    Accrued bonus is recorded based on the estimated future payments pro-rated for employee services received during the fiscal year.

4. Accrued warranty claims:

    The Company and consolidated subsidiaries provide for accrued warranty claims on products sold based on their past experiences of warranty services and estimated future warranty costs.

5. Accrued pension and severance liability:

    Accrued pension and severance liability for employees is provided based on the estimated amounts of projected pension and severance obligation and fair value of plan assets at end of the fiscal year. Prior service cost is being amortized as incurred by the straight-line method over the periods (14 to 18 years), which is shorter than the average remaining service periods of the eligible employees. Actuarial gains and losses is amortized from the following fiscal year by the straight-line method over the periods (primarily 18 years), which are shorter than the average remaining service periods of the eligible employees.

6. Accrued directors' severance and retirement benefits:

    Directors and statutory auditors of the Company and consolidated subsidiaries are entitled to receive lump-sum payments at the time of severance or retirement, subject to the approval of the shareholders. The liabilities for such benefits are determined based on the Company's and consolidated subsidiaries' internal rules. This is the allowance based on Article 43 of the Japanese Commercial Code Enforcement Regulation.

(4) Basis for translation of foreign currency accounts

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each balance sheet date with the resulting gain or loss included in the accompanying consolidated statements of income.

Assets and liabilities of foreign subsidiaries and affiliated companies are translated into Japanese yen at the exchange rates in effect at the balance sheet date of the foreign subsidiaries and affiliated companies, except for common stock and capital surplus, which are translated at historical rates. Revenue and expense accounts are translated at the average exchange rates during the current year. The resulting foreign currency translation adjustments are included in "Translation adjustments" in shareholders' equity and minority interest in the accompanying consolidated balance sheets.

(5) Revenue recognition

Revenues of the Aerospace Division's production contracts with the production term exceeding one year and the amount exceeding ¥ 5,000 million are recognized by the percentage-of-completion method.

(6) Accounting for leases

Finance leases which do not transfer ownership of the leased assets to the lessees are accounted for as operating leases.

(7) Accounting for hedging activities

1. Method of hedge accounting:

   Principally, the deferred hedge accounting method is applied.

   For interest rate swap contracts used as hedges and which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract is executed.

2. Derivative financial instruments qualifying as a hedge, along with the related transactions, assets and liabilities are as follows:

Financial instrument	Transactions, assets and liabilities
Interest swaps	Borrowings

3. Hedge policy:

   The risk exposures to movements in interest rates are hedged according to the Company's and consolidated subsidiaries' risk management policy.

4. Method for evaluating hedge effectiveness:

   Evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedge instruments are the same as those of the related transactions, assets and liabilities, and therefore they are assumed to be highly effective in offsetting movements in interest rates at their inception as well as during their term.

(8) Accounting for consumption taxes

Consumption taxes are excluded from the related transaction amounts and are accounted for separately.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of the consolidated subsidiaries are presented using the fair value method.

6. Amortization of Consolidation Adjustments

Consolidation adjustments are amortized by the straight-line method over 5 years. However, consolidation adjustments (credit side) that arose from making Subaru of Indiana Automotive, Inc., a wholly owned subsidiary of the Company, are amortized differently. The portion that clearly corresponds to the forecast future losses has been amortized according to the generation of such losses, and the remaining portion of the consolidation adjustment has been amortized by the straight-line method over 5 years.

7. Appropriation of Retained Earnings

Consolidated Statements of Retained Earnings are prepared based on the actual appropriation made for the years.

8. Definition of Cash and Cash Equivalents for the Statements of Cash Flows

Cash and cash equivalents for the purpose of presentation in the statements of cash flows consist of cash on hand, time deposits, and highly liquid short-term investments with negligible risk of changes in value due to their short maturities of three months or less.

Change of Accounting Policy

Method of hedge accounting

Previously, for foreign exchange contracts used as hedges and which meet certain hedging criteria, the Company translated hedged foreign currency receivables using the contracted forward rates, for forward exchange contracts hedging future transactions, the Company deferred recognition of gains or losses resulting from changes in fair value of the foreign exchange contracts until related gains or losses on the hedged items are recognized. However, the Company stopped applying the hedge accounting from this fiscal year.

The reason for the change is that the Company reconsidered appropriateness of application of the hedge accounting in connection with reviewing the hedge policy and the management activities for foreign exchange contracts.

As a result of this change, operating income increased by ¥ 141 million and ordinary income and income before income taxes and minority interest decreased by ¥ 1,623 million as compared with amounts assumed by application of previous hedge accounting policy.

The impact of such change on segments information is stated at accounting footnote.

Additional Information

Amortization of Consolidation Adjustments (Credit Side)

On January 1, 2003, the Company acquired Isuzu's share of Subaru of Indiana Automotive, Inc. (SIA), to make SIA a wholly owned subsidiary of the Company, and SIA was assigned to produce certain Isuzu vehicles as well as Subaru vehicles.

Acquisition cost of the Isuzu's share of SIA was determined in consideration of certain losses on the disposal of fixed assets, losses on cancellation of operating leases, and losses related to personnel reduction, incurring during and after the consigned production activities. Consequently, the consolidation adjustments (credit side) arose.

The portion of the consolidation adjustments that clearly corresponds to the forecasted future losses has been amortized according to the generation of those losses, and the remaining portion has been amortized by the straight-line method over 5 years.

The annual amortization based on currently forecasted losses is as follows:

(Unit: Millions of yen)

Fiscal year ended	Forecasted amortization amount
March 31, 2006	¥ 6,600
March 31, 2007	¥ 3,800
March 31, 2008	¥ (300)
March 31, 2009 and thereafter	¥ 2,212

The amortization of the consolidation adjustments for the current year is ¥ 31,654 million, out of which, ¥24,807 million corresponding to losses on cancellation of operating leases is classified as an extraordinary gain and offset against the extraordinary loss on cancellation of operating lease at SIA in the consolidated statement of income.

The Introduction of Corporation Size-Based Enterprise Tax System

Due to introduction of "Corporation Size-Based Enterprise Tax System" for the enterprise taxes, Accounting Standards Board of Japan issued Practical Solutions Report No.12, "Practical Solution on Presentation for Size-Based Components of Corporate Enterprise Tax on Income Statement" on February 13, 2004, which prescribes new accounting standard for enterprise taxes. In compliance with the report, the value-added and the capital components of the enterprise taxes, which are not related to income, are included in selling, general and administrative expenses from this fiscal year.

As a result, selling, general and administrative expenses increased by ¥1,009 million, and operating income, ordinary income and income before income taxes and minority interest decreased by the same amount as compared with previous fiscal year.

The impact of such change on segments information is stated at accounting footnote.

Notes to Consolidated Financial Statements

(Consolidated Balance Sheet)

1. Pledged assets and secured liabilities

Pledged assets and secured liabilities are as follows:

Pledged assets

	(Unit: Millions of yen)
Notes and accounts receivable, trade	¥ 11,665
Buildings and structures	41,064
	[18,471]
Machinery, equipment and vehicles	22,330
	[22,029]
Land	45,270
	[1,893]
Other fixed assets	271
Total	¥ 120,600
	[42,393]

Secured liabilities

	(Unit: Millions of yen)
Short-term borrowings	¥ 62,382
	[6,621]
Long-term debts	13,079
	[7,739]
Bonds	300
Total	¥ 75,761
	[14,360]

Note: The above amounts in parentheses represent a mortgage of the factory foundation and the related liabilities.

2. Accumulated depreciation for property, plant and equipment is ¥ 630,632 million.

3. Investments in non-consolidated subsidiaries and affiliated companies:

	(Unit: Millions of yen)
Investments and other assets	
Investment securities (stocks)	¥ 5,791
Other (investments in capital)	¥ 1,179

4. Consolidation adjustments included in intangible assets are ¥ 115 million.

5. Contingent liabilities

The Company's guarantees for the indebtedness from financial institutes are as follows:

	(Unit: Millions of yen)
Employees	¥ 25,059
Customers of Subaru Canada, Inc.	9,030
Other	6,319
Total	¥ 40,408

6. The unexecuted balance of overdraft facilities and lending commitments at a consolidated subsidiary (Subaru Finance Co., Ltd.) is as follows:

	(Unit: Millions of yen)
Total overdraft facilities and lending commitments	¥ 12,350
Less amounts currently executed	7,510
Unexecuted balance	¥ 4,840

A portion of the overdraft facilities and lending commitments above is subject to credit considerations as documented in the customer contracts. Therefore, the total balance above is not always executable.

7. The unexecuted balance of commitments for borrowings by the Company and consolidated subsidiaries (Subaru of America, Inc. and Subaru Europe N.V./S.A.) are as follows:

	(Unit: Millions of yen)
Total commitments	¥ 86,434
Less amounts currently executed	10,000
Unexecuted balance	¥ 76,434

8. Certain consolidated subsidiaries revalued land used for business pursuant to Law Concerning Revaluation of Land (the "Law") (effective March 31, 1998) and recorded the revaluation excess in the consolidated shareholders' equity.

Method of revaluation: Revaluation was performed by adjusting the amount appraised in accordance with municipal property tax pursuant to Article 2, Paragraph 3 of the "Law".
Date of revaluation: March 31, 2002
Unrecorded gain on revaluation at March 31, 2005: ¥ 393 million

9. Number of shares issued at end of the year is782,865,873 shares of common stock.

10. Number of treasury stock owned at end of the year is 3,761,911 shares of common stock.

(Consolidated Statement of Income)

1. Major components of selling, general and administrative expenses are as follows:

	(Unit: Millions of yen)
1) Salary and bonus	¥ 50,047
2) Provision for accrued bonus	¥ 6,623
3) Advertisement cost	¥ 47,884
4) Sales incentives	¥ 33,670
5) Research and development cost	¥ 52,042

2. Research and development cost included in general and administrative expenses and cost of sales is as follows:

¥ 52,962 million

3. Gain on sale of fixed assets are as follows:

	(Unit: Millions of yen)
Land	¥ 1,302
Other	115
Total	¥ 1,417

4. Loss on sale and disposal of fixed assets are as follows:

	(Unit: Millions of yen)
Buildings and structures	2,607
Machinery, equipment and vehicles	2,709
Other	853
Total	¥ 6,169

5. "Loss on devaluation of inventories" in extraordinary losses is recorded because the prospective realization of the "Work in process" of Aerospace Division's certain project has become uncertain due to a substantial delay in schedule of the project.

6. "Loss on compensation to suppliers" in extraordinary losses is recorded based on the anticipated compensation loss for suppliers' development costs which arose from the Company's partial rescheduling of a certain development plan in Automotive Division.

7. "Loss on discontinued operations" in extraordinary losses is due to the termination of the operation of Trailer, Train Parts, and other productions in Yusoki Kogyo K.K.

8. "Other" in extraordinary losses amounting to ¥2,835 includes ¥2,796 million of loss, which is the amount after offsetting ¥27,603 million of losses related to operating lease equipments in Subaru of Indiana Automotive, Inc. (SIA), against ¥24,807 million of amortization of the consolidation adjustments (credit side), arose form making SIA a wholly owned subsidiary of the Company.

(Consolidated Statement of Retained Earnings)

Increase of retained earnings-other in the consolidated statement of retained earnings represents "Comprehensive income" from a consolidated subsidiary in the U.S., based on generally accepted accounting principal in the U.S.

(Consolidated Statement of Cash Flows)

1. Breakdown of the ending balances of cash and cash equivalents out of balance sheet amounts of each related account at end of the year is as follows:

(Unit: Millions of yen)

	Balance sheet amounts	Cash and cash equivalents
Cash and time deposits	¥ 40,742	¥ 40,449
Marketable securities	¥ 87,003	72,828
Short-term loans	¥128,202	18,408
Cash and cash equivalents		¥131,685

2. Significant non-cash transaction

On August 2004, the Company executed the share exchange agreement and made Yusoki Kogyo K.K. a wholly owned subsidiary of the Company. As a result of the share exchange, consolidation adjustments increased by ¥ 833 million and treasury stock decreased by ¥ 942 million.

(Leases)

1. Finance leases without transfer of ownership

Information as lessee

1. Acquisition cost, accumulated depreciation/amortization and net book value of leased assets:

(Unit: Millions of yen)

	Acquisition cost	Accumulated depreciation/ amortization	Net book value at end of the year
Machinery, equipment and vehicles	1,325	476	849
Other tangible assets	2,137	1,014	1,123
Intangible assets	33	16	17
Total	3,495	1,506	1,989

2. The future minimum lease payments:

(Unit: Millions of yen)

Due within one year	¥ 526
Due after one year	1,574
Total	¥ 2,100

3. Rent paid, depreciation/amortization expense and interest expense portion:

(Unit: Millions of yen)

Rent paid	¥ 665
Depreciation/Amortization expense	¥ 599
Interest expense portion	¥ 57

4. Method of depreciation/amortization:

The straight-line method over the lease term with no residual value

5. Method for computing interest:

Interest has been computed as the difference between the total lease payments and the value of leased assets and has been allocated to each period using the interest method.

Information as lessor

1. Acquisition cost, accumulated depreciation/amortization and net book value of leased assets:

(Unit: Millions of yen)

	Acquisition cost	Accumulated depreciation/ amortization	Net book value at end of the year
Machinery, equipment and vehicles	22,595	10,218	12,377
Other tangible assets	9,666	5,664	4,002

Intangible assets	1,535	576	959
Total	33,796	16,458	17,338

2. The future minimum lease payments receivable:

(Unit: Millions of yen)

Due within one year	¥ 6,989
Due after one year	13,189
Total	¥20,178

3. Rent received, depreciation/amortization expense and interest income portion:

(Unit: Millions of yen)

Rent received	¥ 9,417
Depreciation/Amortization expense	¥ 7,187
Interest income portion	¥ 1,313

4. Method for computing interest:

Interest has been computed as the difference between the total lease payments receivable and the value of leased assets and has been allocated to each period using the interest method.

2. Operating leases

Information as lessee

The future minimum rent payments:

(Unit: Millions of yen)

Due within one year	¥ 694
Due after one year	3,287
Total	¥ 3,981

Information as lessor

The future minimum rent payments receivable:

(Unit: Millions of yen)

Due within one year	¥ 4,097
Due after one year	5,163
Total	¥ 9,260

(Securities and Investments)

I. Fiscal 2004

1. Held-to-maturity debt securities for which fair market value are available (as of March 31, 2004)

(Unit: Millions of yen)

	Book value	Fair market value	Difference
(Fair market value not exceeding book value)			
(1) Government bonds	5	5	–
Sub-total	5	5	–
Total	5	5	–

2. Other investment securities (available-for-sale securities) for which fair market value are available (as of March 31, 2004)

(Unit: Millions of yen)

	Acquisition cost	Book value	Difference
(Book value exceeding acquisition cost)			
(1) Equity securities	18,869	36,167	17,298
(2) Debt securities			
Government and municipal bonds	6,818	6,821	3
Corporate bonds	5,299	5,331	32
Other	36	161	125
(3) Other	5,570	5,573	3
Sub-total	36,592	54,053	17,461
(Book value not exceeding acquisition cost)			
(1) Equity securities	2,011	1,889	(122)
(2) Debt securities			
Corporate bonds	4,801	4,799	(2)
Other	1,546	1,546	0
(3) Other	848	845	(3)
Sub-total	9,206	9,079	(127)
Total	45,798	63,132	17,334

3. Other investment securities sold in fiscal 2004 (from April 1, 2003 to March 31, 2004)

(Unit: Millions of yen)

Sales amount	Gain on sale – total	Loss on sale – total
426,839	4,760	420

Note: The above sales amount includes sales of short-term investments in commercial paper and other amounting ¥372,422 million.

4. Book value of major marketable securities without available fair market value (except for held-to-maturity debt securities stated in 1 above) (as of March 31, 2004)

(1) Other marketable securities:

(Unit: Millions of yen)

Money management fund:	¥ 52,202
Commercial paper:	¥ 31,062
Beneficiary rights to the trust:	¥ 8,367
Unlisted stocks (excluding over-the-counter stocks):	¥ 6,640
Medium-term government bond fund:	¥ 4,500
Free financial fund:	¥ 501

Note: The Company and consolidated subsidiaries recognize ¥ 198 million in loss on devaluation of securities in the current year, out of which, the devaluation of investment securities with fair market value is ¥ 10 million.

For purpose of recording the loss on devaluation of securities, the Company and consolidated subsidiaries consider all securities whose fair market value has fallen below 50 % of the book value to be permanently impaired, and records the relevant loss on devaluation. For securities whose fair market value has declined between 30 % to 50 % in relation to book value, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and records a loss on devaluation in an amount deemed sufficient.

5. Schedule of redemption for other investment securities with maturity and held-to-maturity debt securities (as of March 31, 2004)

(Unit: Millions of yen)

	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
(1) Debt securities				
Government and municipal bonds	960	4,760	875	232
Corporate bonds	8,440	1,125	403	–
Other	32,604	161	–	–
(2) Other	10,124	174	103	228
Total	52,128	6,220	1,381	460

II. Fiscal 2005

1. Other investment securities (available-for-sale securities) for which fair market value are available (as of March 31, 2005)

(Unit: Millions of yen)

	Acquisition cost	Book value	Difference
(Book value exceeding acquisition cost)			
(1) Equity securities	20,761	49,214	28,453
(2) Debt securities			
Government and municipal bonds	100	100	0
Corporate bonds	2,500	2,501	1
Other	36	181	145
(3) Other	4,281	4,282	1
Sub-total	27,678	56,278	28,600
(Book value not exceeding acquisition cost)			
(1) Equity securities	256	205	(51)
(2) Debt securities			
Government and municipal bonds	6,656	6,627	(29)
Corporate bonds	4,740	4,724	(16)
Other	501	500	(1)
(3) Other	2,344	2,338	(6)
Sub-total	14,497	14,394	(103)
Total	42,175	70,672	28,497

2. Other investment securities sold in fiscal 2005 (from April 1, 2004 to March 31, 2005)

(Unit: Millions of yen)

Sales amount	Gain on sale – total	Loss on sale – total
640,095	633	56

Note: The above sales amount includes sales of short-term investments in commercial paper and other amounting ¥584,226 million.

3. Book value of major marketable securities without available fair market value (except for held-to-maturity debt securities stated in 1 above) (as of March 31, 2005)

(1) Other marketable securities:

(Unit: Millions of yen)

Money management fund:	¥ 47,688
Commercial paper:	¥ 19,838
Unlisted stocks (excluding over-the-counter stocks):	¥ 6,544
Negotiable certificated deposit:	¥ 5,000
Beneficiary rights to the trust:	¥ 2,579
Held-to-maturity debt securities:	¥ 6

Note: The Company and consolidated subsidiaries recognize ¥ 23 million in loss on devaluation of securities in the current year.

For purpose of recording the loss on devaluation of securities, the Company and consolidated subsidiaries consider all securities whose fair market value has fallen below 50 % of the book value to be permanently impaired, and records the relevant loss on devaluation. For securities whose fair market value has declined between 30 % to 50 % in relation to book value, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and records a loss on devaluation in an amount deemed sufficient.

4. Schedule of redemption for other investment securities with maturity and held-to-maturity debt securities (as of March 31, 2005)

(Unit: Millions of yen)

	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
(1) Debt securities				
Government and municipal bonds	1,412	3,393	1,420	501
Corporate bonds	4,195	2,747	262	22
Other	21,805	–	–	–
(2) Other	5,763	425	54	359
Total	33,175	6,565	1,736	882

(Derivative Transactions)

Derivative financial instruments' contract amount, fair value and valuation gain and loss

Foreign currency contracts

(Unit: Millions of yen)

Type of transactions	Fiscal 2005 (as of March 31, 2005)				Fiscal 2004 (as of March 31, 2004)			
	Contract amount	Over 1 year	Fair value	Valuation gain/(loss)	Contract amount	Over 1 year	Fair value	Valuation gain/(loss)
Transactions other than market: Forward exchange contracts								
Sell								
US $	100,153	–	102,393	(2,240)	–	–	–	–
Euro €	8,907	–	8,980	(73)	–	–	–	–
CAN $	6,183	–	6,438	(255)	–	–	–	–
Buy								
US$	20,021	–	20,274	253	–	–	–	–
Transactions other than market: Foreign currency option contracts								
Sell								
Call: US$	26,843				29,726			
	[419]	–	841	(422)	[398]	–	93	305
Euro €	690				–			
	[13]	–	7	6	[–]	–	–	–
CAN $	855				–			
	[7]	–	28	(21)	[–]	–	–	–
Buy								
Put: US$	21,626				29,571			
	[336]	–	133	(203)	[398]	–	255	(143)
Euro €	675				–			
	[13]	–	1	(12)	[–]	–	–	–
CAN $	855				–			
	[6]	–	2	(4)	[–]	–	–	–
Total	186,808	–	139,097	(2,971)	59,297	–	348	162

Notes: 1. Method to determine fair value is based on quotations obtained from financial institutions.

2. Derivative financial instruments that qualify as a hedge and are accounted for using the deferred hedge accounting method are excluded from the above disclosure.

3. The amounts in parentheses are the carrying amounts of the premium on the option recorded as other current assets or liabilities.

(Pension and Severance Plans)

1. The Company and consolidated domestic subsidiaries have non-contributory funded defined benefit pension plans. In addition, in some occasion, additional retirement payments is made to employees for their retirement. Consolidated foreign subsidiaries primarily have defined contribution plans.

2. Reconciliation between the projected pension and severance obligation and accrued pension and severance liability as of March 31, 2005 and 2004 are as follows:

(Unit: Millions of yen)

	Fiscal 2005 As of March 31, 2005	Fiscal 2004 As of March 31, 2004
a. Projected pension and severance obligation	¥ 138,357	¥ 139,686
b. Plan assets	(59,548)	(54,946)
c. Unfunded pension and severance obligations (a+b)	78,809	84,740
d. Unamortized actuarial gain/loss	(17,472)	(19,613)
e. Unamortized prior service cost	(2,423)	(3,546)
f. Net amount recorded in consolidated balance sheet (c+d+e)	58,914	61,581
g. Prepaid pension cost	(88)	(73)
h. Accrued pension and severance liability (f-g)	¥ 59,002	¥ 61,654

Notes: 1. The above amounts include the government pension plan funded by social security taxes paid by employees and employer.
2. Certain insignificant consolidated subsidiaries calculate the liability using the simplified method.
3. In addition to the above plan assets, there are plan assets of ¥ 15,081 million for the multi-employer pension plan as of March 31, 2005, which could not be allocated to each specific participating employer and are allocated based on the number of participants.

3. Periodic pension and severance costs for the year ended March 31, 2005 and 2004 consist of the following:

(Unit: Millions of yen)

	Fiscal 2005 (From April 1, 2004 to March 31, 2005)	Fiscal 2004 (From April 1, 2003 to March 31, 2004)
a. Service cost	¥ 9,647	¥ 10,695
b. Interest cost	2,636	3,075
c. Expected return on plan assets	(1,175)	(1,155)
d. Amortization of actuarial gain/loss	1,853	1,269
e. Amortization of prior service cost	257	295
f. Pension and severance cost (a+b+c+d+e)	¥ 13,218	¥ 14,179

Notes: 1. The above amounts do not include the social security taxes paid by employees.
2. Service costs of consolidated subsidiaries using the simplified method are included in service cost above.
3. Service costs above includes ¥ 877 million for the multi-employer pension plan for the year ended March 31, 2005, for which plan assets could not be allocated to each specific participating employer.
4. Service costs above includes contributions for the defined contribution plans of consolidated foreign subsidiaries amounting to ¥1,476 million for the years ended March 31, 2005.

5.In addition to the pension and severance cost above, additional retirement payments amounting to ¥ 92 million are included in general and administrative expenses for the years ended March 31, 2005.

4. Actuarial assumptions used in computation of pension and severance liability are as follows:

a. Attribution of expected benefit obligation	The straight-line method
b. Discount rate	Primarily 2.0 % (FY2004 2.0 %)
c. Expected rate of return on plan assets	Primarily 2.0 % (FY2004 2.5 %)
d. Amortization of actuarial gain/loss	Primarily 18 years (It is amortized by the straight-line method starting from the following fiscal year based on periods shorter than the average remaining service period of the eligible employees)
e. Amortization of prior service cost	14 to 18 years

(Income Taxes)

1. Significant components of the deferred tax assets and liabilities are as follows:

(Unit: Millions of yen)

	Fiscal 2005 As of March 31, 2005
Deferred tax assets	
Accrued pension and severance liabilities	¥ 22,473
Accrued expenses	11,075
Impairment loss on fixed assets of a consolidated foreign subsidiary	7,760
Accrued warranty claims	7,637
Unrealized gain on sales of fixed assets	6,552
Accrued bonus	6,177
Inventories	6,016
Unrealized gain on sales of inventories	4,444
Deficit carry forwards	7,628
Other	15,204
Sub-total	94,966
Valuation allowance	(11,890)
Total	83,076
Deferred tax liabilities	
Depreciation and amortization	(15,261)
Net unrealized holding gains on investment securities	(11,496)
Revaluation reserve for land	(478)
Advanced depreciation reserve	(468)
Other	(2,455)
Total	(30,158)
Net deferred tax assets	¥ 52,918

Note: Net deferred tax assets are included in the following accounts in the accompanying balance sheets:

Current assets-deferred tax assets:	¥ 34,859
Fixed assets-deferred tax assets:	¥ 24,481
Current liabilities-deferred tax liabilities (Current liabilities-other):	¥ —
Long-term liabilities-deferred tax liabilities on revaluation of land:	¥ (478)
Long-term liabilities-deferred tax liabilities (Long-term liabilities-other):	¥ (5,944)

2. A reconciliation of the statutory income tax rate in Japan to the Company's effective income tax rate is as follows:

	Fiscal 2005 (from April 1, 2004 to March 31, 2005)
Statutory income tax rate in Japan	40.5 %
(Reconciling items)	
Changes in valuation allowance and tax benefit realized from the losses carried forward	19.8
Adjustment of past corporate income taxes and corporate income taxes refundable	(1.6)
Adjustment of past corporate income taxes of a consolidated subsidiary in the United States	15.8
Special deduction on corporate income taxes	(5.4)
Entertainment and other non-deductible expenses	1.6
Amortization of consolidation adjustments	(59.0)
Other	0.9
Effective income tax rate	12.6 %

Segment Information

(1) Business segment information

Fiscal 2005 (from April 1, 2004 to March 31, 2005) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	1,319,603	46,814	59,434	20,640	1,446,491	—	1,446,491
(2) Inter-segment	4,069	307	40	2,994	7,410	(7,410)	—
Total sales	1,323,672	47,121	59,474	23,634	1,453,901	(7,410)	1,446,491
Operating cost and expense	1,282,730	46,272	59,279	24,224	1,412,505	(8,031)	1,404,474
Operating income (loss)	40,942	849	195	(590)	41,396	621	42,017
II. Assets, depreciation/amortization expense and capital expenditure							
Assets	1,136,372	57,611	127,548	74,449	1,395,980	(38,521)	1,357,459
Depreciation/Amortization expense	64,630	1,999	1,912	2,469	71,010	—	71,010
Capital expenditure	135,972	1,013	2,614	8,160	147,759	—	147,759

Fiscal 2004 (from April 1, 2003 to March 31, 2004) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	1,316,951	42,257	56,632	23,611	1,439,451	—	1,439,451
(2) Inter-segment	3,847	333	218	3,284	7,682	(7,682)	—
Total sales	1,320,798	42,590	56,850	26,895	1,447,133	(7,682)	1,439,451
Operating cost and expense	1,268,684	42,889	57,177	28,377	1,397,127	(8,000)	1,389,127
Operating income (loss)	52,114	(299)	(327)	(1,482)	50,006	318	50,324
II. Assets, depreciation/amortization expense and capital expenditure							
Assets	1,139,138	57,432	109,684	76,695	1,382,949	(33,222)	1,349,727
Depreciation/Amortization expense	65,486	2,115	1,712	1,799	71,112	—	71,112
Capital expenditure	118,591	852	2,893	5,690	128,026	—	128,026

Notes: 1. Definition of business segments

Business segments are defined based on product line and market.

2. Main products by each business segment

Business segment	Main products
Automobiles	Legacy, Impreza, Forester, R1, R2, Pleo, Samber
Industrial products	Robin engines, power generators, Pump
Aerospace	Aircraft, parts of space-related devises

Other	Garbage collection car, Specialized vehicles, real estate lease

3. All operating costs and expenses are allocated to each business segment.

4. *All figures in elimination and corporate represents elimination.*

5. "Houses" are excluded from main products of "Other segment" as a result of transfer the business to a non-consolidated subsidiary, which is accounted for by the equity method, on April 1, 2004.

6. Change of accounting policy

(Fiscal 2005)

Method of hedge accounting

As stated in "Change of Accounting Policy", the Company stopped applying the hedge accounting from this fiscal year. As a result of this change, net sales and operating income increased by ¥ 133 million in Automobile segment and ¥ 8 million in Industrial products segments as compared with amounts assumed by application of previous hedge accounting policy.

(Fiscal 2004)

Revenue recognition

As stated in "Change of Accounting Policy", the Company changed the revenue recognition policy for the Aerospace Division's production contracts with the production term exceeding one year and the amount exceeding ¥ 5,000 million, from the delivery basis to the percentage-of-completion method since 2nd half of fiscal 2004. As a result of the change, net sales increased by ¥ 4,013 million and operating income increased by ¥ 231 million as compared with amounts assumed by application of previous policy.

The change was made in 2nd half of fiscal 2004, because the Company received orders with a long production period and with a large contract amount in that period, and the establishment of the related production and administration control system was completed. Therefore, revenues from such contract were recognized upon delivery of the products in 1st half of fiscal 2004. Net sales would have been increased by ¥ 3,519 million and operating income would have been increased by ¥ 208 million, if the percentage-of-completion method for revenue recognition had been applied retroactively to 1st half of the fiscal 2004.

7. Additional information

The Introduction of Corporation Size-Based Enterprise Tax System

As stated in "Additional Information", "Corporation Size-Based Enterprise Tax System" for the enterprise taxes has introduced from this fiscal year. As a result, operating cost and expense increased by ¥881 million in Automobiles segment, ¥46 million in Industrial products segment, ¥61 million in Aerospace segment and ¥21 million in Other segment, and operating income decreased by the same amount as compared with previous fiscal year.

(2) Segment information by geographic area

Fiscal 2005 (from April 1, 2004 to March 31, 2005) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)						
Sales						
(1) Outside customer	886,793	544,753	14,945	1,446,491	—	1,446,491
(2) Inter-segment	241,860	2,027	391	244,278	(244,278)	—
Total sales	1,128,653	546,780	15,336	1,690,769	(244,278)	1,446,491
Operating cost and expense	1,088,136	553,458	14,969	1,656,563	(252,089)	1,404,474
Operating income (loss)	40,517	(6,678)	367	34,206	7,811	42,017
II. Assets	1,080,303	307,858	2,439	1,390,600	(33,141)	1,357,459

Fiscal 2004 (from April 1, 2003 to March 31, 2004) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income						
Sales						
(1) Outside customer	840,330	590,271	8,850	1,439,451	—	1,439,451
(2) Inter-segment	263,260	1,692	344	265,296	(265,296)	—
Total sales	1,103,590	591,963	9,194	1,704,747	(265,296)	1,439,451
Operating cost and expense	1,065,920	590,892	8,935	1,665,747	(276,620)	1,389,127
Operating income	37,670	1,071	259	39,000	11,324	50,324
II. Assets	1,077,341	309,842	2,102	1,389,285	(39,558)	1,349,727

Notes:1. Geographic areas are based on geographical proximity.

2. Principal countries or districts in each geographic area:

   North America: United States and Canada

   Other: Europe

3. All operating costs and expenses are allocated to each segment.
4. All figures in elimination and corporate represents elimination.
5. Change of accounting policy

(Fiscal 2005)

Method of Hedge accounting

As stated in "Change of Accounting Policy", the Company stopped applying the hedge accounting from this fiscal year. As a result of this change, net sales and operating income increased by ¥ 141 million in Japan segment as compared with amounts assumed by application of previous hedge accounting policy.

(Fiscal 2004)

Revenue recognition

As stated in "Change of Accounting Policy", in Japan segment, the Company changed the revenue recognition policy for the Aerospace Division's production contracts with the production term exceeding one year and the amount exceeding ¥ 5,000 million, from the delivery basis to the percentage-of-completion method since 2nd half of fiscal 2004. As a result of the change, in Japan segment, net sales increased by ¥ 4,013 million and operating income increased by ¥ 231 million as compared with amounts assumed by application of previous policy.

The change was made in 2nd half of fiscal 2004, because the Company received orders with a long production period and with a large contract amount in that period, and the establishment of the related production and administration control system was completed. Therefore, revenues from such contracts were recognized upon delivery of the products in 1st half of fiscal 2004. Net sales would have been increased by ¥ 3,519 million and operating income would have been increased by ¥ 208 million, if the percentage-of-completion method for revenue recognition had been applied retroactively to 1st half of the fiscal 2004.

6. Additional information

The Introduction of Corporation Size-Based Enterprise Tax System

As stated in "Additional Information", "Corporation Size-Based Enterprise Tax System" for the enterprise taxes has introduced from this fiscal year. As a result, operating cost and expense increased by ¥1,009 million in Japan segment and operating income decreased by the same amount as compared with previous fiscal year.

(3) Overseas sales

Fiscal 2005 (from April 1, 2004 to March 31, 2005) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	593,249	117,826	108,357	819,432
Consolidated net sales				1,446,491
Percentage of overseas sales over consolidated sales (%)	41.0 %	8.2 %	7.5 %	56.7 %

Fiscal 2004 (from April 1, 2003 to March 31, 2004) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	624,372	101,049	86,113	811,534
Consolidated net sales				1,439,451
Percentage of overseas sales over consolidated sales (%)	43.4 %	7.0 %	6.0 %	56.4 %

Notes:
1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
   North America: United States and Canada
   Europe: Germany, Switzerland and England
   Other: Australia
3. Overseas sales are sales outside of Japan by the Company and consolidated subsidiaries.
4. Change of accounting policy

(Fiscal 2005)

Method of Hedge accounting

As stated in "Change of Accounting Policy", the Company stopped applying the hedge accounting from this fiscal year. As a result of this change, net sales increased by ¥ 56 million in North America and ¥ 85 million in Europe as compared with amounts assumed by application of previous hedge accounting policy.

(Fiscal 2004)

None

Production, Accepted Orders and Sales Results Information

(1) Production

Actual production during the current year by each segment is as follows:

(Unit: Millions of yen, except for Automobiles)

Segments		Fiscal 2005 From April 1, 2004 to March 31, 2005	Change from prior year (%)
Automobiles	Mini-cars	162,310	10.5
	Compact cars	424,178	2.1
	Consignment production of Isuzu vehicles	13,150	(47.9)
	Sub-total	599,638	2.1
Industrial products		44,012	13.7
Aerospace		65,302	10.4
Other		17,299	(23.2)

Notes: 1. Amounts are based on sales prices and inter-segment transactions are eliminated.

2. The above amounts exclude consumption taxes.

(2) Accepted orders

Accepted orders in the current year by each segment are as follows (automobiles and industrial products are produced based on order forecasts):

(Unit: Millions of yen)

Segments	Fiscal 2005 (From April 1, 2004 to March 31, 2005)			
	Accepted orders	Change from prior year (%)	Order balance	Change from prior year (%)
Aerospace	66,966	9.7 %	128,298	6.2 %
Other	14,519	(29.2 %)	1,500	(64.5 %)
Total	81,485	(0.1 %)	129,798	3.8 %

Note: The above amounts exclude consumption taxes.

(3) Sales results

Sales results for the current year by each segment are as follows:

(Unit: Millions of yen)

Segments	Fiscal 2005 From April 1, 2004 to March 31, 2005	Change from prior year (%)
Automobiles	1,319,603	0.2 %
Industrial products	46,814	10.8 %
Aerospace	59,434	5.0 %
Other	20,640	(12.6 %)
Total	1,446,491	0.5 %

Notes: 1. Amounts are based on sales prices and inter-segment transactions are eliminated.

2. The above amounts exclude consumption taxes.

Non-consolidated Financial Results for Fiscal 2005

May 12, 2005

For Immediate Release

Company Name : **Fuji Heavy Industries Ltd.**
Name of Stock Exchanges : Tokyo Stock Exchange (First Section)
Code No. : 7270
Location of Head Office : Tokyo, Japan
URL : http://www.fhi.co.jp/fina/index.html
Representative : Mr. Kyoji Takenaka, President and CEO
Contact for Inquiries : Mr. Shunji Yonekura, General Manager of Administration Department
Tel: (03) 3347-2005

Date of the Board of Directors Meeting Held for Approving the Financial Results: May 12, 2005
The Scheduled Commencement Date of Dividend Payments: June 27, 2005
Date of the Regular Shareholders Meeting: June 24, 2005
Provision for Interim Dividends: Provision exists
Number of Shares in Unit Share System: 1,000 shares

1. Performance in Fiscal 2005 (from April 1, 2004 to March 31, 2005)

Note that all amounts for fiscal 2005 have been rounded off to the nearest million yen, whereas all amounts for fiscal 2004 have been rounded down to the nearest million yen, unless otherwise specified.

(1) Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income	
Fiscal 2005	¥949,511	(1.3 %)	¥35,436	(17.6 %)	¥31,304	(9.9 %)
Fiscal 2004	¥936,911	(2.7 %)	¥30,143	(-39.9 %)	¥28,496	(-38.7 %)

	Net income		Net income per share, basic (Yen)	Net income per share, diluted (Yen)	Return on equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Fiscal 2005	¥2,503	(-86.8 %)	¥3.14	¥3.14	0.5 %	3.3 %	3.3 %
Fiscal 2004	¥19,012	(0.7 %)	¥24.86	¥24.39	3.9 %	3.1 %	3.0 %

Notes: 1. Average number of shares outstanding during the year : Fiscal 2005 : 779,291,864 shares
Fiscal 2004 : 760,753,377 shares

2. Accounting change : See "Change of Accounting Policy" section

3. Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior fiscal year

(2) Dividends

(Unit: Yen, except for per year figures)

	Cash dividends per share			Cash dividends per year (Millions of yen)	Dividend payout ratio (%)	Cash dividends per year to Shareholders' equity (%)
		Semi-annual	Year-end			
Fiscal 2005	¥ 9.00	¥ 4.50	¥ 4.50	¥ 7,016	286.6%	1.4 %
Fiscal 2004	¥ 9.00	¥ 4.50	¥ 4.50	¥ 7,009	36.2%	1.4 %

(3) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Shareholders' equity	Shareholders' Equity to total assets (%)	Shareholders' equity per share (Yen)
Fiscal 2005	¥ 938,003	¥ 507,091	54.1 %	¥ 650.46
Fiscal 2004	¥ 947,124	¥ 504,566	53.3 %	¥ 647.76

Notes: 1. Number of shares outstanding at end of the year : Fiscal 2005 : 779,503,962 shares
Fiscal 2004 : 778,785,713 shares

2. Number of treasury stock at end of the year : Fiscal 2005 : 3,361,911 shares
Fiscal 2004 : 4,080,160 shares

2. Projections for Fiscal 2006 (from April 1, 2005 to March 31, 2006)

(Unit: Millions of yen, except for per share figures)

	Net sales	Ordinary income	Net income	Fiscal 2006 cash dividends per share		
				Semi-annual	Year-end	
Half year	¥ 450,000	¥ 10,000	¥ 7,000	4.50	-	-
Full year	¥ 944,000	¥ 29,000	¥ 10,000	-	4.50	9.00

Reference: Projected net income per share (full year): ¥ 12.83

The above projections are made based on available information and assumptions as of May 12, 2005, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated. The assumptions used for the above projections are stated on page 9.

Non-consociated Balance Sheets

	Fiscal 2005 (as of March 31, 2005)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/(Decrease)
ASSETS			
Current assets	**380,755**	**408,744**	**(27,989)**
Cash and time deposits	17,193	25,336	(8,143)
Notes receivable, trade	2,048	2,585	(537)
Accounts receivable, trade	122,119	120,090	2,029
Marketable securities	54,556	75,850	(21,295)
Finished products	27,585	31,774	(4,189)
Raw materials	6,668	4,988	1,679
Work in process	49,783	51,140	(1,358)
Supplies	1,294	1,580	(286)
Advances paid	23,335	15,305	8,030
Prepaid expenses	1,812	2,248	(436)
Deferred tax assets	17,254	16,045	1,208
Accounts receivable, other	20,891	24,658	(3,768)
Short-term loans	34,977	31,437	3,539
Other	1,282	5,746	(4,464)
Allowance for doubtful accounts	(42)	(44)	2
Fixed assets	**557,248**	**538,380**	**18,868**
Property, plant and equipment, net	**237,626**	**241,788**	**(4,162)**
Buildings	51,644	51,548	95
Structures	6,778	6,920	(142)
Machinery and equipment	81,811	88,002	(6,192)
Aircrafts	71	107	(36)
Vehicles	1,325	1,465	(140)
Tools	10,010	11,179	(1,170)
Land	82,209	80,274	1,934
Construction in progress	3,778	2,289	1,489
Intangible assets	**22,797**	**20,117**	**2,679**
Industrial rights	110	11	98
Software	17,567	13,219	4,348
Other	5,120	6,886	(1,767)
Investments and other assets	**296,825**	**276,474**	**20,351**
Investment securities	53,401	42,480	10,920
Investments in subsidiaries and affiliated companies	146,728	138,336	8,392
Investment securities, other than stock	27	32	(6)
Investments in subsidiaries and affiliated companies, other than stock	453	453	—
Long-term loans	66,478	60,279	6,198
Long-term prepaid expenses	2,825	3,102	(278)
Deferred tax assets	29,073	31,985	(2,913)
Other	8,089	7,827	261
Allowance for devaluation of investments	(4,597)	(280)	(4,317)
Allowance for doubtful accounts	(5,652)	(7,746)	2,094
Total assets	**938,003**	**947,124**	**(9,121)**

(Unit: Millions of yen)

	Fiscal 2005 (as of March 31, 2005)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/(Decrease)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	**280,405**	**304,489**	**(24,084)**
Notes payable, trade	3,439	3,762	(324)
Accounts payable, trade	167,674	172,465	(4,791)
Short-term borrowings	16,040	25,040	(9,000)
Current portion of long-term debts	3,715	7,018	(3,304)
Current portion of bonds	10,000	10,000	—
Accounts payable, other	17,551	14,716	2,834
Accrued expenses	34,204	41,196	(6,993)
Accrued income taxes	—	447	(447)
Advance received	4,758	1,885	2,873
Deposits received	1,202	699	503
Income in advance	165	132	32
Accrued bonus	9,798	11,417	(1,619)
Accrued warranty claims	8,140	9,180	(1,041)
Notes payable for acquisition of fixed assets	718	2,075	(1,358)
Other	3,001	4,449	(1,449)
Long-term liabilities	**150,507**	**138,068**	**12,439**
Bonds	100,000	90,000	10,000
Long-term debts	10,565	4,794	5,770
Long-term accounts payable, other	515	1,675	(1,159)
Long-term deposits received	1,466	1,404	61
Accrued pension and severance liability	37,781	40,067	(2,286)
Accrued directors' severance and retirement benefits	179	127	52
Other	1	—	1
Total liabilities	**430,912**	**442,557**	**(11,645)**
Shareholders' equity			
Common stock	**153,795**	**153,795**	—
Capital surplus	**160,071**	**160,070**	—
Capital reserve	160,071	160,070	—
Retained earnings	**179,168**	**183,892**	**(4,724)**
Legal reserve	7,901	7,901	—
Dividends reserve	—	6,000	(6,000)
Retirement reserve	—	1,000	(1,000)
Advanced depreciation reserve	687	—	687
General reserve	85,335	78,335	7,000
Unappropriated retained earnings	85,245	90,656	(5,411)
Net unrealized holding gains on securities	**16,262**	**9,579**	**6,682**
Less treasury stock, at cost	**(2,205)**	**(2,771)**	**566**
Total shareholders' equity	**507,091**	**504,566**	**2,524**
Total liabilities and shareholders' equity	**938,003**	**947,124**	**(9,121)**

Non-consolidated Statements of Income

(Unit: Millions of yen)

	Fiscal 2005 (ended March 31, 2005)		Fiscal 2004 (ended March 31, 2004)		Changes Increase/(Decrease)
	Amount	Ratio of total (%)	Amount	Ratio of total (%)	Amount
Net sales	**949,511**	**100.0**	**936,911**	**100.0**	**12,599**
Cost of sales	761,093	80.2	750,315	80.1	10,777
Gross profit	188,418	19.8	186,596	19.9	1,822
Selling, general and administrative expenses	152,982	16.1	156,452	16.7	(3,470)
Operating income	**35,436**	**3.7**	**30,143**	**3.2**	**5,292**
Non-operating income	**7,740**	0.8	**6,804**	0.7	**936**
Interest and dividends income	2,270		1,863		407
Other	5,470		4,940		529
Non-operating expenses	**11,872**	1.2	**8,451**	0.9	**3,421**
Interest expenses	1,610		1,601		9
Loss on revaluation of derivatives	3,132		—		3,132
Other	7,130		6,850		280
Ordinary income	**31,304**	**3.3**	**28,496**	**3.0**	**2,807**
Extraordinary gains	**957**	0.1	**6,687**	0.7	**(5,730)**
Gain on sale of fixed assets	485		1,479		(995)
Gain on sale of investment securities	220		4,036		(3,816)
Reversal of allowance for doubtful accounts	2		75		(73)
Reversal of allowance for losses on guarantees	—		47		(47)
Reversal of allowance for devaluation of investments	250		—		250
Gain on prior period adjustment	—		1,049		(1,049)
Extraordinary losses	**29,540**	3.1	**5,832**	0.6	**23,707**
Loss on sale and disposal of fixed assets	2,248		4,968		(2,721)
Loss on sale of investment securities	4		390		(386)
Loss on devaluation of securities	10,425		193		10,231
Allowance for devaluation of investments	4,567		280		4,287
Loss on devaluation of inventories	8,122		—		8,122
Loss on compensation to suppliers	4,174		—		4,174
Income before income taxes	2,721	0.3	29,351	3.1	(26,630)
Income taxes-current	3,062	0.3	8,691	0.9	(5,630)
Income taxes-deferred	(2,844)	(0.3)	1,646	0.2	(4,490)
Net income	**2,503**	**0.3**	**19,012**	**2.0**	**(16,510)**
Unappropriated retained earnings brought forward	**86,365**		**75,148**		**11,216**
Loss on disposal of treasury stock	115		—		115
Interim dividends	3,508		3,504		3
Unappropriated retained earnings at end of the year	**85,245**		**90,656**		**(5,412)**

Proposed Appropriation of Retained Earnings

(Unit: Millions of yen)

	Fiscal 2005 (ended March 31, 2005)	Fiscal 2004 (ended March 31, 2004)	Changes Increase/(Decrease)
Unappropriated retained earnings at end of the year	85;245	90,656	(5,412)
Reversal of dividends reserve	—	6,000	(6,000)
Reversal of retirement reserve	—	1,000	(1,000)
Total	85,245	97,656	(12,412)
Planned appropriations:			
Dividends to shareholders	3,507	3,504	3
Directors' bonuses [Statutory auditors]	55 [7]	100 [14]	(45) [(7)]
Advanced depreciation reserve	—	687	(687)
Other reserve	—	7,000	(7,000)
Retained earnings to be carried forward	81,683	86,365	(4,683)

Notes: 1.Cash dividend per share is 9 yen for fiscal 2005, which includes interim dividend of 4.5 yen.
2. Advanced depreciation reserve is based on Special Tax Treatment Law.

Summery of Significant Accounting Policies

1. Method and Basis for Valuation of Marketable Securities and Investment Securities

(1) Held-to-maturity debt securities: The amortized interest cost method (the straight-line method)

(2) Investments in subsidiaries and affiliated companies: Stated at cost determined by the moving-average method.

(3) Other securities:

* Securities for which fair market value is available: Stated at fair value as of the balance sheet date with unrealized holding gains and losses included as a component of shareholders' equity until realized. Realized gains and losses on sale of securities are computed using the moving-average method.
* Securities for which fair market value is not available: Stated at cost as determined by the moving-average method, after devaluation for any permanent impairment.

2. Method and Basis for Valuation of Derivative Instruments

Derivative financial instruments are stated at fair values.

3. Method and Basis for Valuation of Inventories

(1) Finished products: Stated at cost determined by the moving-average method (the first-in, first-out method is used for certain items).

(2) Raw materials, work in process and supplies: Stated at cost determined by the first-in, first-out method (the moving-average method is used for certain items).

4. Depreciation/Amortization Method of Fixed Assets

(1) Property, plant and equipment:

Depreciation of the property, plant and equipment is computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied.

Estimated useful lives for depreciable assets are as follows:

Building and structures:	7~50 years
Machinery, equipment and vehicles:	4~11 years

(2) Intangible assets:

Intangible assets are amortized by the straight-line method. Computer software used internally by the Company is amortized by the straight-line method over the relevant economic useful lives (3 or 5 years).

5. Method for Valuation of Deferred Assets

Bond issuing costs are expensed as incurred.

6. Basis for Significant Accruals and Reserves

(1) Allowance for doubtful accounts:

Allowance for doubtful accounts is provided based on the amount calculated at the actual ratio of bad debt for ordinary receivables, and an amount required for uncollectible account for specific doubtful receivables.

(1) Allowance for devaluation of investments:

Allowance for devaluation of investments is provided for losses from decrease in the value of investment securities for which fair value is not available and investments in subsidiaries and affiliated companies based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

(3) Accrued bonus:

Accrued bonus is recorded based on the estimated future payments pro-rated for employee services received during the fiscal year.

(4) Accrued warranty claims:

The Company provides for accrued warranty claims on products sold based on its past experiences of warranty services and estimated future warranty costs.

(5) Accrued pension and severance liability:

Accrued pension and severance liability for employees is provided based on the estimated amounts of projected pension and severance obligation and fair value of plan assets at end of the fiscal year. Prior service cost is being amortized as incurred by the straight-line method over the periods (18 years), which is shorter than the average remaining service periods of the eligible employees. Actuarial gains and losses is amortized from the following fiscal year by the straight-line method over the periods (18 years), which are shorter than the average remaining service periods of the eligible employees.

(6) Accrued directors' severance and retirement benefits:

Directors and statutory auditors of the Company are entitled to receive lump-sum payments at the time of severance or retirement, subject to the approval of the shareholders. The liabilities for such benefits are determined based on the Company's internal rules. This is the allowance based on Article 43 of the Japanese Commercial Code Enforcement Regulation.

7. Basis for translation of foreign currency accounts

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each balance sheet date with the resulting gain or loss included in the accompanying statements of income.

8. Revenue recognition

Revenues of the Aerospace Division's production contracts with the production term exceeding one year and the amount exceeding ¥ 5,000 million are recognized by the percentage-of-completion method.

9. Accounting for Leases

Finance leases which do not transfer ownership of leased assets to lessees are accounted for as operating leases.

10. Other Matters Concerned with Basis for Presentation of the Financial Statements

(1) Accounting for consumption taxes

Consumption taxes are excluded from the related transaction amounts and are accounted for separately.

(2) Treatment of fractional figure

All amounts for fiscal 2005 have been rounded off to the nearest million yen, whereas all amounts for fiscal 2004 have been rounded down to the nearest million yen, unless otherwise specified.

Change of Accounting Policy

Method of Hedge accounting

Previously, for foreign exchange contracts used as hedges and which meet certain hedging criteria, the Company translated hedged foreign currency receivables using the contracted forward rates, for forward exchange contracts hedging future transactions, the Company deferred recognition of gains or losses resulting from changes in fair value of the foreign exchange contracts until related gains or losses on the hedged items are recognized. However, the Company stopped applying the hedge accounting from this fiscal year.

The reason for the change is that the Company reconsidered appropriateness of application of the hedge accounting in connection with reviewing the hedge policy and the management activities for foreign exchange contracts.

As a result of this change, operating income increased by ¥ 1,282 million and ordinary income and income before income taxes decreased by ¥ 1,814 million as compared with amounts assumed by application of previous hedge accounting policy.

Additional information

The Introduction of Size-Based Corporation Tax System

Due to introduction of "Size-Based Corporation Tax System" for the enterprise taxes, Accounting Standards Board of Japan issued Practical Solutions Report No.12, "Practical Solution on Presentation for Size-Based Components of Corporate Enterprise Tax on Income Statement" on February 13, 2004, which prescribes new accounting standard for enterprise taxes. In compliance with the report, the value-added and the capital components of the enterprise taxes are included in selling, general and administrative expenses from this fiscal year.

As a result, selling, general and administrative expenses increased by ¥822 million, and operating income, ordinary income and income before income taxes decreased by the same amount as compared with previous fiscal year.

Notes to Non-consolidated Financial Statements

(Balance Sheet)

1. Accumulated depreciation for property, plant and equipment is ¥ 444,359 million.

2. Pledged assets and secured liabilities

Pledged assets are as follows:

	(Unit: Millions of yen)
Buildings and structures	¥ 16,512
	¥ [16,512]
Machinery and equipment	21,981
	[21,981]
Land	1,196
	[1,196]
Total	¥ 39,688
	¥ [39,688]

Secured liabilities are as follows:

	(Unit: Millions of yen)
Current portion of long-term debts	¥ 3,700
	¥ [3,700]
Long-term debts	7,010
	[7,010]
Total	¥ 10,710
	¥ [10,710]

The above amounts in parentheses represent a mortgage of the factory foundation and the related liabilities.

3. Balance with affiliated companies is as follows:

	(Unit: Millions of yen)
Notes and accounts receivable, trade	¥ 77,369
Short-term loans	¥ 34,977
Long-term loans	¥ 64,168
Other assets – total	¥ 10,298
Notes and accounts payable, trade	¥ 20,781
Accrued expenses	¥ 10,745
Other liabilities – total	¥ 3,827

4. Number of issuing shares is as follows:

Number of shares authorized	Common Stock	1,500,000,000 shares
Number of shares issued at end of the year shares	Common Stock	782,865,873

5. Contingent liabilities

The Company's guarantees for the indebtedness from financial institutes and the contribution from investors are as follows:

	(Unit: Millions of yen)
Subaru Finance Co., Ltd.	¥ 121,150
Subaru of Indiana Automotive, Inc.	¥ 42,549
Yusoki Kogyo K.K.	¥ 5,802
Employees	¥ 24,466
Subaru Kosan Co., Ltd. and 5 other entities	¥ 3,546
Total	¥ 197,513

In addition, the Company's guarantees for the indebtedness of the affiliated companies are ¥ 53 million.

6. The unexecuted balances of commitments for borrowings are as follows:

	(Unit: Millions of yen)
Total commitments	¥ 53,000
Less amounts currently executed	¥ 10,000
Unexecuted balance	¥ 43,000

7. Number of treasury stock owned at end of the year is 3,361,911 shares of common stock.

8. Limitation on dividends

Net unrealized gains on securities of ¥ 16,262 million are restricted from dividends pursuant to Article 124, No.3 of the Japanese Commercial Code Enforcement Regulation.

(Statement of Income)

1. Major components of selling, general and administrative expenses are as follows:

	(Unit: Millions of yen)
Packing and freight cost	¥ 12,696
Sales incentives	¥ 20,913
Advertisement cost	¥ 23,499

Selling expenses over SG&A	55 %
General and administrative expenses over SG&A	45 %

2. Research and development costs are ¥ 52,854 million.

3. Gain on sale of fixed assets is as follow:

	(Unit: Millions of yen)
Land	¥ 474
Machinery and equipment and other	11
Total	¥ 485

4. Loss on sale and disposal of fixed assets is as follow:

	(Unit: Millions of yen)
Buildings	¥ 420
Machinery and equipment	1,187
Vehicles	88
Tools	199
Other	354
Total	¥ 2,248

5. Transaction with affiliated companies is as follow:

	(Unit: Millions of yen)
Net sales	¥ 571,661
Non-operating income (lease payments)	¥ 2,112
Non-operating income (miscellaneous revenue)	¥ 1,695

6. "Loss on devaluation of inventories" in extraordinary losses is recorded because the prospective realization of the "Work in process" of Aerospace Division's certain project has become uncertain due to a substantial delay in schedule of the project.

7. "Loss on compensation to suppliers" in extraordinary losses is recorded based on the anticipated compensation loss for suppliers' development costs which arose from the Company's partial rescheduling of a certain development plan in Automotive Division.

(Securities and Investments)

Investments in subsidiaries and affiliated companies for which fair market value are available as of March31, 2005

(Unit: Millions of yen)

	Book value	Fair market value	Difference
Investment in subsidiaries	1,759	5,679	3,920
Total	1,759	5,679	3,920

(Leases)

1. Finance leases without transfer of ownership

   Acquisition cost, accumulated depreciation/amortization and net book value of leased assets:

(Unit: Millions of yen)

	Acquisition cost	Accumulated depreciation/ amortization	Net book value at end of the year
Vehicles	13	2	11
Tools	3,816	2,299	1,517
Software	13	6	7
Total	3,842	2,307	1,535

The future minimum lease payments:

	(Unit: Millions of yen)
Due within one year	¥ 780
Due after one year	876
Total	¥ 1,656

Rents paid, depreciation/amortization expense and interest expense portion:

	(Unit: Millions of yen)
Rents paid	¥ 1,045
Depreciation/Amortization expense	¥ 967
Interest expense portion	¥ 67

Method of depreciation/amortization:

The straight-line method over the lease term with no residual value

Method of computing interest:

Interest has been computed as the difference between the total lease payments and the value of leased assets and has been allocated to each period using the effective interest method.

2. Operating leases

   The future minimum rent payments:

	(Unit: Millions of yen)
Due within one year	¥ 30
Due after one year	8
Total	¥ 38

(Income Taxes)

1. Significant components of the deferred tax assets and liabilities are as follows:

	(Unit: Millions of yen) Fiscal 2005 As of March 31, 2005
Deferred tax assets	
Loss on devaluation of securities	¥ 19,296
Accrued pension and severance liabilities	14,417
Accrued bonus	3,968
Allowance for doubtful accounts	2,306
Accrued warranty claims	3,297
Allowance for devaluation of investments	1,862
Loss on devaluation of inventories	4,513
Accrued enterprise taxes	96
Other	8,109
Total	57,864
Deferred tax liabilities	
Net unrealized holding gains on investment securities	(11,069)
Advanced depreciation reserve	(468)
Total	(11,537)
Net deferred tax assets	¥ 46,327

2. A reconciliation of the statutory income tax rate in Japan to the Company's effective income tax rate is as follows:

	Fiscal 2005 (from April 1, 2004 to March 31, 2005)
Statutory income tax rate in Japan	40.5 %
(Reconciling items)	
Entertainment and other non-deductible expenses	5.5
Non-taxable dividends received	(6.8)
Inhabitant taxes per capita	1.6
Adjustment of past corporate income taxes	9.2
Special deduction on corporate income taxes	(37.9)
Other	(4.1)
Effective income tax rate	8.0 %

Directors' and statutory auditors' change

It was announced on March 31, 2005.



<Reference for FY2005 Consolidated Financial Results>

(MAY 12, 2005)

Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS FY2004 Apr.2003 to Mar.2	RESULTS FY2005 Apr.2004 to Mar.2005		FORECAST FY2006 Apr.2005 to Mar.2006	
Net Sales	14,395	14,465	0.5 %	14,700	1.6 %
Domestic	6,279	6,271	(0.1) %	6,472	3.2 %
Overseas	8,115	8,194	1.0 %	8,228	0.4 %
Margin Percentage	3.5%	2.9%		2.1%	
Operating Income	503	420	(16.5) %	310	(26.2) %
Margin Percentage	3.9%	3.0%		1.8%	
Ordinary Income	566	436	(23.0) %	270	(38.0) %
Margin Percentage	2.7%	1.3%		1.0%	
Net Income	386	182	(52.8) %	150	(17.8) %
Change of operating income by factors		**Gain factors** Reduction in costs 164 Decrease in R&D expenses 45 Decrease of expenses and others 31 **Loss factors** Decrease in sales mix 172 Foreign exchange 151		**Gain factors** Reduction in costs 110 **Loss factors** Decrease in sales mix 92 Foreign exchange 86 Increase in R&D expenses 25 Increase of expenses and others 17	
Capital Investment	745	853		670	
Depreciation and amortization	532	511		580	
R&D expenses	575	530		555	
Interest bearing debt	3,790	4,122		4,100	
Performance of operation		Net sales to increase Net income to decrease Best Net Sales		Net sales to increase Net income to decrease Best Net Sales	
Domestic sales	246	254	3.5 %	251	(1.3) %
Small Cars	111	104	(6.4) %	107	3.3 %
Minicars	134	150	11.6 %	143	(4.5) %
Overseas sales	306	328	7.2 %	331	1.0 %
North America	206	210	2.3 %	219	4.3 %
Europe	54	61	13.0 %	58	(4.7) %
Other	46	57	22.3 %	54	(4.8) %
Total sales	551	582	5.5 %	582	0.0 %
SIA Isuzu SUVs	25	13	(47.9) %	0	-

* Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dearlers.



<Reference for FY2005 Non-consolidated Financial Results>

(MAY 12,2005)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS FY2004 Apr.2003 to Mar.2004	RESULTS FY2005 Apr.2004 to Mar.2005		FORECAST FY2006 Apr.2005 to Mar.2006	
Net Sales	9,369	9,495	1.3 %	9,440	(0.6) %
Domestic	4,648	4,524	(2.6) %	4,610	1.9 %
Overseas	4,721	4,971	5.3 %	4,830	(2.8) %
Margin Percentage	3.2%	3.7%		3.2%	
Operating Income	301	354	17.6 %	300	(15.3) %
Margin Percentage	3.0%	3.3%		3.1%	
Ordinary Income	285	313	9.9 %	290	(7.4) %
Margin Percentage	2.0%	0.3%		1.1%	
Net Income	190	25	(86.8) %	100	299.5 %
Change of operating income by factors		**Gain factors** Reduction in costs 125 Decrease of expenses and others 104 Decrease in R&D expenses 45 **Loss factors** Foreign exchange 173 Decrease in sales mix 48		**Gain factors** Reduction in costs 93 Decrease of expenses and others 81 **Loss factors** Decrease in sales mix 119 Foreign exchange 88 Increase in R&D expenses 21	
Exchange rate YEN/US$	116	108		105	
Capital investment	327	256		320	
Depreciation and amortization	294	276		260	
R&D expenses	573	528		549	
Interest bearing debt	1,369	1,403		1,400	
Performance of operation		Net sales to increase Operating income to increase Best Net Sales		Net sales to decrease Operating income to decrease	
Domestic production volume	465	481	3.3 %	462	(3.8) %
Domestic sales	262	273	4.1 %	263	(3.7) %
Small Cars	119	108	(8.8) %	110	1.3 %
Minicars	144	165	14.7 %	153	(7.0) %
Export	201	213	5.8 %	197	(7.2) %
North America	106	102	(4.0) %	93	(8.9) %
Europe	49	54	11.3 %	51	(6.4) %
Other	46	57	22.4 %	54	(5.1) %
Knock down parts	90	115	27.9 %	138	19.4 %